Correspondence by Catalina Marketing Corporation with the SEC Staff Friday, July 6, 2007
Enclosed are revisions to Catalina Marketing Corporation’s Schedule 14A based upon comments received from the SEC Staff. These revisions were sent by email to the SEC Staff on Friday, July 6, 2007. Please note, there was an immaterial change to the amount of shares purchased by Mr. Buell under Catalina’s Employee Payroll Deduction Stock Purchase Plan.